AMENDMENT, WAIVER AND CONSENT

This Amendment, Waiver and Consent, dated as of November 20, 2012, is among Document Security Systems, Inc., a New York corporation (“Parent”), DSSIP, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), Lexington Technology Group, Inc., a Delaware corporation (the “Company”), and Hudson Bay Master Fund Ltd. (“Company Representative”) as representatives of the stockholders of the Company.

1.              Reference to Merger Agreement; Definitions. Reference is made to the Agreement and Plan of Merger dated as of October 1, 2012, by and among Parent, Merger Sub, the Company and the Company Representative (the “Merger Agreement”). Terms defined in the Merger Agreement and not otherwise defined herein are used herein with the meanings so defined.

2.               Acknowledgement of Various Management Changes and Actions Undertaken by the Company. Parent and Merger Sub hereby acknowledge and consent to the following actions undertaken by the Company and waive any breach or default under the Merger Agreement, including, but not limited to, any breach of Sections 4.1 or 5.7 of the Merger Agreement, that may result by reason thereof:

(a)             William Rosellini resigned as Chief Executive Officer of the Company, effective as of November 9, 2012. Will Rosellini will enter into a consulting agreement with Bascom Research LLC pursuant to which, among other things, Mr. Rosellini will be paid an hourly fee of $250 per hour and a fee equal to 3% of the total amount of grant money or other investments Mr. Rosellini secures on behalf of Bascom Research LLC.

(b)             Jeff Ronaldi will replace William Rosellini as the Company’s Chief Executive Officer, pursuant to the terms and conditions of an employment agreement, in substantially the form attached hereto as Exhibit A (the “Ronaldi Agreement”). Pursuant to the Ronaldi Agreement, the Company will grant Jeff Ronaldi (i) 100,000 shares of Company Common Stock, pursuant to an agreement in substantially the form provided to Parent and (ii) an option to purchase 1,800,000 shares of Company Common Stock at an exercise price of $1.67 per share, pursuant to an option agreement in substantially the form provided to Parent.

(c)             The existing Employment Agreement between the Company and Peter Hardigan will be amended pursuant to the terms and conditions of an Amended Employment Agreement, in substantially the form attached hereto as Exhibit B (the “Hardigan Agreement”). Pursuant to the Hardigan Agreement, the Company will grant to Peter Hardigan (i) 100,000 shares of Company Common Stock, pursuant to an agreement in substantially the form provided to Parent, and (ii) an option to purchase 1,800,000 shares of Company Common Stock at an exercise price of $1.67 per share, pursuant to an option agreement in substantially the form provided to Parent.

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3.             Amendment to Section 1.11 of Merger Agreement. Section 1.11 of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“1.11             Company Stock Options. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties, up to an aggregate of 3,600,000 outstanding options awarded to Jeff Ronaldi and Peter Hardigan will be assumed by the Parent. Immediately after the Effective Time, each such option will convert into an option to purchase or acquire shares of the Parent Common Stock (i) in a number equal to the number of shares of Company Common Stock subject to the option immediately prior to the Effective Time multiplied by .556 (the “Option Exchange Ratio”) and (ii) with an exercise price per share equal to the exercise price of the applicable option immediately prior to the Effective Time divided by the Option Exchange Ratio, with the number of shares in (i) and the price per share in (ii) rounded up or down to the next whole share number or tenth (0.1) of a cent, as the case may be, in a manner such that, after taking into account such rounding, both (A) the excess of the aggregate fair market value of the shares subject to the new option over the aggregate exercise price for such shares does not exceed the excess of the aggregate fair market value of the shares subject to the old option over the aggregate exercise price for such shares immediately prior to the Effective Time, and (B) the ratio on a per option basis of the exercise price to the fair market value of the shares subject to the option is not increased. In any event, the assumption and conversion of the options under this Section 1.11 will be done in a manner that complies with the requirements for exemption from Section 409A of the Code and the applicable guidance thereunder, including the avoidance of any action that would constitute a modification or extension of the options within the meaning of Treasury Regulation Section 1.409A-1(b)(5)(v).”

4.             Company Representations and Warranties; Company Disclosure Schedule. All representations and warranties of the Company set forth in the Merger Agreement and all information set forth on the Company Disclosure Schedule including, but not limited to, Sections 2.3(a), 2.3(b), 2.3(d), 2.3(e), 2.7, 2.9(a), 2.14(a), 2.14(c) and 2.16 shall be deemed amended and modified to the extent necessary to reflect the information set forth in paragraphs 2(a), 2(b) and 2(c) of this Amendment, Waiver and Consent.

5.              Amendment to Section 5.12 of Merger Agreement. Section 5.12 of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“5.12             Directors and Officers of Parent. Parent and the Company shall take all necessary action (including, but not limited to, an amendment to the Parent’s bylaws increasing the size of its Board of Directors to nine members) so that following the Effective Time, the Board of Directors of the Parent shall consist of nine directors, five of whom shall be designated by the Company and four of whom shall be designated by Parent.  The directors designated by Parent shall be: Robert Fagenson, Ira Greenstein, Robert Bzdick and David Klein, and the five directors designated by the Company shall be Jeff Ronaldi, Peter Hardigan, Warren Hurwitz and two other persons to be designated by the Company (reasonably acceptable to Parent) on or prior to the filing of the first amendment to the Proxy Statement.  If Parent’s stockholders approve the proposal to amend the Certificate of Incorporation of Parent to provide for a Staggered Board, the members of the class coming up for election in the annual meetings of stockholders for 2013 (“Class I”), 2014 (“Class II”) and 2015 (“Class III”) shall be David Klein, Ira Greenstein and Jeff Ronaldi for Class I, Robert Bzdick, Peter Hardigan, and the Company’s fourth designee for Class II and Warren Hurwitz, the Company’s fifth designee, and Robert Fagenson for Class III.  If Parent’s stockholders do not approve the proposal to amend the Certificate of Incorporation of Parent to provide for a Staggered Board, then the Board of Directors of the Parent following the Effective Time shall initially consist of eight directors, four of whom shall be persons designated by the Company and the other four shall be the persons designated by Parent above; provided, that, prior to Closing, Parent and the Company shall jointly identify a ninth person to be nominated for a position on the board of directors of Parent following the Effective Time. The following persons will serve as executive officers of Parent immediately following the Effective Time:  Jeff Ronaldi (Chief Executive Officer), Peter Hardigan (Chief Investment Officer), Philip Jones (Chief Financial Officer) and Robert Bzdick (Executive Vice President).”

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6.             Amendment to Section 4.1(a)(ii) of the Merger Agreement. Section 4.1(a)(ii) and of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“(ii)             with respect to Parent and its Subsidiaries only, issue, transfer, pledge or encumber any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (except for the issuance of (A) shares of Parent Common Stock in the Private Placement (as hereinafter defined), (B) Parent Common Stock issuable pursuant to warrants or promissory notes or (C) options by Parent to certain of its directors, officers, employees, and consultants which such options are exercisable into no more than 650,000 shares of Parent Common Stock (subject to adjustment in the event of a reverse stock split);

7.              Amendment to Section 4.1(a)(x) of the Merger Agreement. Section 4.1(a)(x) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“(x)             take or permit to be taken any action to: (A) increase employee compensation or grant any severance or termination compensation, except in accordance with agreements entered into prior to the date of this Agreement; (B) enter into any collective bargaining agreement; (C) with respect to Parent and its Subsidiaries only, and other than Patrick White, hire or terminate any employees, independent contractors or consultants, having a total salary or severance package that is individually in excess of $50,000, or that collectively is in excess of $50,000; (D) establish, adopt, enter into or amend in any material respect any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, trust, fund, policy, agreement or arrangement for the benefit of any of its directors, officers or employees, except for (1) the cancellation of options exercisable for an aggregate of 280,000 shares of Parent Common Stock issued to certain officers and employees of Parent on September 19, 2012 or September 20, 2012 and (2) the adoption of the Document Security Systems, Inc. 2013 Employee, Director and Consultant Equity Incentive Plan, or (E) approve any cashless exercise of any issued and outstanding options;"

8.              Reverse Stock Split. The Company hereby acknowledges and consents to the approval by the Board of Directors of Parent of an amendment to its amended and restated certificate of incorporation to effect a reverse stock split of Parent's issued and outstanding common stock within the range of one-for-two to one-for-four, which amendment to Parent's amended and restated certificate of incorporation will be included in the Proxy Statement for approval by the stockholders of Parent.

9.             Miscellaneous. Except as otherwise set forth herein, the Merger Agreement shall remain in full force and effect without change or modification. This Amendment, Waiver and Consent may be executed in any number of counterparts, which together shall constitute one instrument, and shall bind and inure to the benefit of the parties and their respective successors and assigns.

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment, Waiver and Consent as of the day and year first above written.

Document Security Systems, Inc.

By:	/s/ Robert B. Bzdick
Name:	Robert B. Bzdick
Title:	President & Chief Operating Officer

DSSIP, Inc.

By:	/s/ Philip Jones
Name:	Philip Jones
Title:	Chief Financial Officer

Lexington Technology Group, Inc.

By:	/s/ Peter Hardigan
Name:	Peter Hardigan
Title:	Chief Operating Officer

COMPANY REPRESENTATIVE

Hudson Bay Master Fund, Ltd.

By:	/s/ Yoav Roth
Name:	Yoav Roth
Its:	Authorized Signatory

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